SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that received, on June 22, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 276/2016/CVM/SEP/GEA-1 requesting clarification regarding the news released on the newspaper " O Estado de São Paulo”, Economy and Finance section, under the title "Distribution Companies of Eletrobras will have financial suport of R$ 3.5 billion”,  as transcribed by the end Market Announcement.

In response to the Official Letters in question, the Company clarifies the following:

1.  As Market Announcement of May 23, 2016, the Conversion Law Project No. 11/2016 of the Provisional Measure 706, 2015 ("PLC 11/2016"), which was partially sanctioned by the President of Brazil, on June 23, 2016, through the enactment of Law No. 13,299 of June 21, 2016, recognizes the peculiarity and adverse conditions of the distribution companies located in regions not connected to the National Interconnected System - SIN. As noted, the main goal is to create a regulatory framework able to make economically viable these public service concessions. The mentioned balance is necessary for that any investor has an interest in operating, maintaining and investing in these concessions;

2. Through the Management Proposal of 165th Extraordinary General Meeting of Eletrobras (the "Management Proposal"), disclosed to the market on June 21, 2016, the Company brings the scenarios of extension or non-renewal of the concessions of its distribution companies, including Boa Vista Energia SA (“Boa Vista”) and Amazonas Distribuidora de Energia SA (“Amazonas Energia”), which are benefited companies by Law No. 13,299/2016, indicating how would be these scenarios with the full sanction of the presidential PLC 11/2016 or its full veto, since it had not yet been published Law No. 13,299 / 2016;

3. The full sanction of PLC 11/2016, as regards the amendments that were being proposed for items IX, X and XI of article 13 of Law 10,438/2002, was an important factor in the economic and financial concessions sustentability of Boa Vista and Amazonas Distribution Companies, as stated in the above mentioned Management Proposal;

4. Whereas, by virtue of Law No. 13,299/2016, there was a partial sanction of the PLC 11/2016, and the wording for item X of article 13 of Law No. 10,438, of April 26, 2002 was vetoed, the Company clarifies that this veto has the following effects on the Administration's Proposal values:

MARKET ANNOUNCEMENT

•         Amazonas Energia

In the case of Amazonas Energia, the Management Proposal and its attachments, bring the information to the base-date of June 2016, the "reimbursement rights" of that distribution company, through the Energy Development Account ("CDE") was approximately R$ 6.1 billion against a fuel supplier liability of R$ 12.7 billion, resulting in the amount of R$ 6.6 billion that had no CDE reimbursement.

According to the PLC 11/2016, the proposed amendment of item X of article 13 of Law No. 10,438, of April 26, 2002, that was vetoed by Law 13,299/2016, provided that the CDE would reimburse these fuel costs, whose debts had been made until December 31, 2015.

On the other hand, the wording of item IX of Article 13 of Law No. 10,438, of April 26, 2002, approved by Law 13,299/2016, which authorizes the reimbursement by CDE of expenses with fuel, duly proven, and not reimbursed by demands for economic and energy efficiency, including monetary adjustment, contracted until April 30, 2016, which, in the case of Amazonas Energia, may increase the right to reimbursement in approximately R$ 1.7 billion, according to data provided by the Company's Distribution Department, but still subject to the approval of the Grantor.

That said, the final effect of the Law 13,299/2016 to the Amazonas Energia, will be to maintain, liabilities forecast to June 2016, around R$ 4.9 billion of debts with fuel suppliers without CDE reimbursement, what impacts in the capital injections needs, through capital increase, in order to Amazonas Energia may be able to meet the goals required by Aneel, for renewal of its concession pursuant to the Management Proposal:

Moreover, in terms of NPV and winding up costs, the situation of Amazonas Energia, is the following:

MARKET ANNOUNCEMENT

•         Boa Vista

In the case of Boa Vista, the Management Proposal and its attachments, bring the information to the base-date of June 2016, the "reimbursement rights" of that distribution company, the Energy Development Account ("CDE") was approximately R$ 201.7 million against a fuel supplier liability of R$ 315 million, resulting in the amount of R$ 113.4 million that had no CDE refund.

According to the PLC 11/2016, the proposed amendment of section X of article 13 of Law 10,438, of April 26, 2002, which was vetoed by Law 13,299/2016, provided that the CDE reimburse these fuel costs, whose debts had been made until December 31, 2015.

On the other hand, the amendment to section IX of Article 13 of Law No. 10,438, of April 26, 2002, approved by Law 13,299/2016 authorizes the reimbursement by CDE of fuel expenditures proven and not reimbursed by demands for economic and energy efficiency, including monetary updates, contracted until April 30, 2016, which, in the case of Boa Vista, may increase the right of reimbursement approximately R$ 114.5 million, according to data provided by the Company's Distribution Department, but still subject to approval by Aneel.

That said, the enactment of Law 13,299/2016 to Boa Vista Energia, indicates that the right to compensation will be increased by R$ 1.1 million of that fuel debt projected by June 2016.

The capital injections needs, through capital increase, so that the Boa Vista to be able to meet the goals required by Aneel, for renewal of its concession, pursuant to the Management Proposal, shall be as follows:

Moreover, in terms of NPV and costs of winding up, the situation of Boa Vista, is the following:

MARKET ANNOUNCEMENT

5. The Provisional Measure No. 735, published on June, 22, 2016, limits the payments referred in item IX of Article 13 of Law No. 10,438, of April 26, 2002, with the new wording approved by Law 13,299/2016 to R$ 3.5 billion. Thus, the right to reimbursement of Amazonas Energia and Boa Vista, by CDE, of the fuel expenses proven and not reimbursed by demands for economic and energy efficiency, including monetary update, contracted until April 30, 2016, the respective amounts of R$ 1.7 billion and R$ 114.5 million, as mentioned above, still depend on approval of the Granting Power. The amount of R$ 3.5 billion is not intended solely to these distribution subsidiaries of Eletrobras, but to all distributors in the northern region, whose state capitals were not yet connected to the National Interconnected System on December 9, 2009.

6. The Provisional Measure No. 735/2016 also included new wording for §1ª-A of Article 8 of Law 12,783/2013, establishing the possibility of disposal of distributors, subsidiaries of Eletrobras, which does not have an extension of their concessions approved associated with the new bid to be made by Granting Power, which is being evaluated by the Company;

7. It should be noted that the Administration Proposal, published before the enactment of Law 13,299/2016, presented the opinion of management with respect to scenarios related to the extension or not of concessions to the Eletrobras Distribution Companies: Companhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, as indicated, at that time, the need, in 2016, of capital injections in these distribution companies, the minimum total amount of R$ 7 billion, so that these distributors could meet the targets set by ANEEL in the event of renewal of its concessions and also pay off their debts with Eletrobras. In this regard, the Board of Directors opined that such capital contributions are made by the Federal Government directly into the distribution companies, which have the extension of their concessions approved upon assignment of preemptive rights by Eletrobras, observed the Law 6,404/1976, December 15, 1976, as amended ("Law of Corporations") and the Decree 1,091/1994. However, such decision will be up to the shareholders in that 165th Extraordinary General Meeting of Eletrobras, to be held on July 22, 2016;

8. In view of all the above, it appears that all the information availablel to the Company had already been subject of prior disclosure to the market, including through the Administration Proposal which provided the risks and position of managers in that said the presidential sanction PLC 11/2016. However, the Company could not meet before its discloser, the content of Law No. 13,299/2016 and Provisional Measure No. 735/2016.

Rio de Janeiro, June 23 de 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

Free Translation Official Letter CVM 276/2016-CVM/SEP/GEA-1

Subject: Clarification request about News

Mr. Director,

1. In a reference to the news published today in the newspaper “O Estado de São Paulo”, Economy & Business section, under the heading "Eletrobras Distribution Companies will be helped in R$ 3.5 billion," which contained the following statements:

The Federal Government should limit in R$ 3.5 billion the funds available to help the Eletrobras distribution companies in the North of the country. To avoid a cash drain, the Federal Government will make some interposes to the Provisional Measure 706/2015, which passes billionaire debts of these companies to the National Treasury and to the tariffs. A new interim provisional measure will be published on Wednesday, 22, after the deadline for sanction. Consumers, however, should not get rid of part of this bill. The final text was closed at the end of Monday night.

The way it was approved by National Congress, the PM 706 would force the National Treasury to pay the entire debt of these companies with Petrobras, which, according to calculations made by the National Electric Energy Agency (Aneel), totaling R$ 9.86 billion. They are accumulated debts in the last seven years in buying fuel for thermoelectric power plants. Poorly managed and being target of political intervention, these distributors are seen as a "sinkhole resources", especially those located in Amazonas, Roraima and Amapá, main beneficiaries of the text.

Initially, the Ministry of Planning had reserved R$ 5 billion in the budget for this purpose. Now the government has decided to reduce in R$ 1.5 billion this transfer. The wording of the new PM will make it clear that National Treasury will cover only part of the hole. The remainder part of this debt, which totals approximately R$ 6 billion, will have to be assumed by Eletrobrás. The new PM was revised by technicians of Staff, Planning, Finance and Mines and Energy Ministry.

[...]

MARKET ANNOUNCEMENT

It should also not suffer any interpose the forgiveness to Eletrobras, which will no longer pay R$ 7 billion in subsidized loans. The company responsible for the management of sector funds, would have misappropriated this amount between 1998 and 2011, through loans to its own distributors that were not paid. The funds collect resources through the electric energy bill of consumers and pay subsidies and programs such as “Social Tariff of Low Income” and “Light for All”.

2. Relating to this, we determine that you, Mr Director, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well as other information deemed important comment on the subject.

3. This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this craft.

4. We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.